

BANCO SANTANDER-CHILE AND SUBSIDIARIES
CONSOLIDATED FINANCIAL INFORMATION

As of April 30, 2021

The principal balances and results accumulated for the period ending April 2021 (amounts in millions of Chilean pesos).

SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Principal assets	Ch$ million
Cash and deposits in banks	4,888,077
Interbank loans, net	12,782
Loans and accounts receivables from customers, net	33,463,841
Total investments	7,451,979
Financial derivative contracts	6,411,088
Other asset items	3,360,602
Total assets	**55,588,369**

Principal liabilities	Ch$ million
Deposits and other demand liabilities	15,970,016
Time deposits and other time liabilities	11,271,370
Financial derivative contracts	6,598,230
Issued debt instruments	7,992,517
Other liabilities items	10,246,416
Total equity	3,509,820
Total liabilities and Equity	**55,588,369**

Equity attributable to:	
Equity holders of the Bank	3,422,801
Non-controlling interest	87,019

SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD

Operational results	Ch$ million
Net interest income	576,282
Net fee and commission income	101,586
Result from financial operations	43,220
Total operating income	**721,088**
Provision for loan losses	(131,325)
Support expenses	(260,653)
Other results	(26,325)
Income before tax	**302,785**
Income tax expense	(62,872)
Continued operations result	**239,913**
Discontinued operations result	**-**
Net income for the period	**239,913**

Attributable to:	
Equity holders of the Bank	237,461
Non-controlling interest	2,452

As of April 30, 2021, Banco Santander-Chile has constituted additional provisions with a charge to results in the line Provision for loan losses of Ch$24,000 million (before taxes).

JONATHAN COVARRUBIAS H.
Chief Accounting Officer

MIGUEL MATA HUERTA
Chief Executive Officer


Santander

BANCO SANTANDER-CHILE Y AFILIADAS

INFORMACIÓN FINANCIERA CONSOLIDADA

Al 30 de abril de 2021

A continuación se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de abril de 2021 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	MM$
Efectivo y depósitos en bancos	4.888.077
Adeudado por bancos	12.782
Créditos y cuentas por cobrar a clientes	33.463.841
Inversiones totales	7.451.979
Contratos de derivados financieros	6.411.088
Otros rubros del activo	3.360.602
Total Activos	**55.588.369**

Principales rubros del pasivo	MM$
Depósitos y otras obligaciones a la vista	15.970.016
Depósitos y otras captaciones a plazo	11.271.370
Contratos de derivados financieros	6.598.230
Instrumentos de deuda emitidos	7.992.517
Otros rubros del pasivo	10.246.416
Total patrimonio	3.509.820
Total Pasivos y Patrimonio	**55.588.369**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	3.422.801
Interés no controlador	87.019

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	MM$
Ingreso neto por intereses y reajustes	576.282
Ingreso neto de comisiones	101.586
Resultado de operaciones financieras	43.220
Total ingresos operacionales	**721.088**
Provisiones por riesgo de crédito	(131.325)
Gastos de apoyo	(260.653)
Otros resultados	(26.325)
Resultado antes de impuesto	**302.785**
Impuesto a la renta	(62.872)
Resultado de operaciones continuas	**239.913**
Resultado de operaciones discontinuas	**-**
Utilidad consolidada del periodo	**239.913**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	237.461
Interés no controlador	2.452

Al 30 de abril de 2021, Banco Santander-Chile ha constituido provisiones adicionales con un cargo a resultados en el ítem Provisiones por riesgo de crédito por MM$24.000 (antes de impuestos).

JONATHAN COVARRUBIAS H.
Gerente de Contabilidad

MIGUEL MATA HUERTA
Gerente General

IMPORTANT NOTICE

The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards issued by the Financial Market Commission (FMC), formerly Superintendency of Banks and Financial Institutions (SBIF). The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions. The FMC is the banking industry regulator according to article 2 of the General Banking Law, which by General Regulation establishes the accounting principles to be used by the banking industry. For those principles not covered by the Compendium of Accounting Standards banks can use generally accepted accounting principles issued by the Chilean Accountant's Association AG and which coincides with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). In the event that discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards) and IFRS the Compendium of Accounting Standards will take precedence.